EXHIBIT 99.1

JOINT FILING AGREEMENT

March 17, 2025

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 17, 2025 (including amendments thereto), with respect to the shares of Common Stock of AstroNova, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

Dated: March 17, 2025

Askeladden Capital Management, LLC

By: /s/ Samir Patel
        Name: Samir Patel
        Title: Managing Member

Samir Patel
/s/ Samir Patel